UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at July 15, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: July 22, 2008

* Print the name and title of the signing officer under his signature.

 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

ROCKWELL ANNOUNCES Q1 FISCAL 2009 RESULTS

July 15, 2008, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces financial results for the three months ending May 31, 2008. Financial information is stated in Canadian currency unless otherwise indicated.

Rockwell is positioned for growth by mining and developing alluvial diamond deposits. The Company has focused on projects with the potential for production of high value gemstone diamonds which are predominantly larger than 2 carats in size. Plus 2-carat stones comprise more than 70% of the Company's production and are of exceptional quality and value. Market forecasters indicate these gemstones are in short supply and will continue to show strong year on year price increases.

During quarter ending May 31, 2008, the Company operated three alluvial diamond mines and is currently in the process of developing and constructing a new wet rotary pan plant at the fourth operation. The existing plant is being re-commissioned and should be in production during the latter part of the second quarter of fiscal 2009. The Company also continues its aggressive property assessment and development strategy, and advanced corporate activity to raise its profile, attract new shareholders, and pursue new acquisitions.

Overview and Highlights

• Rockwell recorded Revenues from sales of $7.25 million, including revenue from contract sales of $156,220, from the sale of 4,943.30 carats of diamonds, and Cost of Sales and amortization totalling $7.18 million;
• The Company achieved an operating profit of $148,133;
• Net general and administrative expenses amounted to $1.45 million offset by a net tax recovery of $414,012, resulting in a loss of $801,353 for the quarter or $0.003 per share;
• The average price of diamond sales realized over the quarter was US$1,432.80 per carat representing an increase on the average price of US$977.07 achieved during the quarter ending May 31, 2007;
• Total diamond production was 6,310.58 carats was derived from 671,981 cubic meters of gravels mined and processed at the Company's Wouterspan, Holpan and Klipdam operations; and
• Diamonds in inventory at May 31, 2008 totalled 2,398.87 carats.

Results of Operations

Rockwell acquired a 51% interest in the Holpan, Klipdam and Wouterspan alluvial diamond mines located in the Northern Cape Province of South Africa these diamond properties on January 31, 2007. During the quarter, the Company acquired the remaining interest in the properties from Durnpike Investments (Pty) Limited ("Durnpike") and HC Van Wyk Diamonds Limited ("HC Van Wyk"), and received 85% of the proceeds from the production from these operations. In early June 2008 and subsequent to the end of the quarter, the Company's Black Economic Empowerment ("BEE") partner, African Vanguard Resources (Pty) Ltd., increased its interest to 26%, following which the Company will receive 74% of the proceeds of production.

During the quarter the Company acquired the Saxendrift mine (part of the Middle Orange River Operations, see news release dated April 16, 2008) and re-commissioned the operation. Currently, the Company receives 100% of the proceeds of production but is pursuing BEE contracts to meet the requirements of Mineral Resources and Petroleum Act, 2002.

Production and Sales - Quarter by Quarter Comparison

The following is a comparison of the current quarter (ending May 31, 2008) with the quarter ending May 31, 2007.

PRODUCTION
Operation	3 months ending May 31, 2008			3 months ending May 31, 2007
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	206,466	1,805.35	0.87	396,175	2,205.76	0.56
Klipdam	218,670	2,609.88	1.19	196,941	1,468.32	0.75
Wouterspan	242,240	1,620.30	0.67	284,796	1,621.59	0.57
Saxendrift gravel	4,601	130.70	2.84	-	-	-
Saxendrift bantoms	2,325	144.35	6.21	-	-	-
Total	674,302	6,310.58	0.93	877,912	5,295.67	0.60

The Saxendrift bantoms are derived from re-processed tailings from the X-ray processing unit.

SALES, REVENUE AND INVENTORY
Operation	3 months ending May 31, 2008				3 months ending May 31, 2007
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$per carat)	Inventory (carats)
Holpan	1,662.60	2,629,335	1,581.46	509.03	2,177.86	1,914,954	879.28	405.78
Klipdam	2,013.80	2,449,541	1,216.38	956.09	1,330.53	1,042,846	783.78	402.55
Wouterspan	1,266.90	2,003,902	1,581.74	658.32	1,714.42	2,145,247	1,251.29	149.53
Saxendrift	-	-	-	275.43	-	-	-	-
Total	4,943.30	7,082.778	1,432.80	2,398.87	5,222.81	5,103.047	977.07	957.86

Production Costs

The average operating cost during the period was US$3.69 per tonne, a decrease from US$5.48 per tonne in the quarter ending May 31, 2007.

Profit and Loss

The Company had a loss of $801,353 for the three month period ended May 31, 2008 compared to a net loss of $1,921,445 for the comparable period in the prior year. The decrease in net losses during the period is primarily a result of management of expenditures and increase interest earned over the period.

During the three months ended May 31, 2008, the Company realized rough diamond sales of $7,094,921 compared to $7,680,772 for the comparable period in the prior year. Mine site operating costs for the three months ended May 31, 2008 amounted to $4,608,568 (three months ended May 31, 2007 - $7,100,531), which excludes amortization and depletion charges of $2,574,231 (three months ended May 31, 2007 - $1,679,556).

Exploration expenses (excluding stock-based compensation) increased to $304,158 for the three months ended May 31, 2008 compared to $162,523 for the same period in the prior year. This increase is due to higher cost for engineering activities and property assessment fees during the three month period ended May 31, 2008 on South African diamond properties and the Kwango River Project in the DRC. A foreign exchange gain of $206,122 was recorded for the three months ended May 31, 2008 compared to a foreign exchange gain of $2,856,110 for the same period in the previous year due to higher South African denominated liabilities and the weakening of the Canadian dollar.

Administrative costs for the three months ended May 31, 2008 decreased to $972,055 in comparison to $1,651,984 incurred in for the same period in the prior year, primarily due to centralized administration and salary expenses which are in line with those in the market. Travel and conference expenses amounted to $211,904 for the three months ended May 31, 2008 compared to $285,222 for the same period in the previous year. Legal, accounting and audit expenses for the three months ended May 31, 2008 amounted to $137,327 compared to $402,402 incurred for the same period in the prior year. This decrease was primarily due to reduced legal and accounting services required in the current period compared to the three month period ending May 31, 2007 when the Company's acquisition activities of Durnpike and HC Van Wyk were ongoing.

Stock-based compensation increased to $685,599 for the three months ending May 31, 2008 in comparison to $7,578 for the same period in the previous year. More options have been granted during fiscal 2009.

Interest expenses decreased to $86,041 for the three months ended May 31, 2008, compared to $610,331 for the three months ended May 31, 2007, mainly due to the accretion and interest charges relating to the issuance of the convertible promissory notes incurred during the period ended May 31, 2007.

At May 31, 2008, the Company had a working capital of $11,827,792 compared to working capital of $26,094,261 at February 29, 2008.

Additional details can be found in the Company's Financial Statements and Management Discussion and Analysis which are filed on www.sedar.com.

Holpan/Klipdam - Mineral Resources

Subsequent to the end of the quarter, a new resource estimate was completed for the Holpan/Klipdam Property based on drilling during fiscal 2008 and including depletions as a result of mining to the end of May 31, 2008. The results of the new estimate are tabulated below:

Category	Volume (cubic Meters)	Grade (carats per 100 cubic meters)
Inferred	8,334,000	0.83

The estimate was done by independent qualified person Tania R. Marshall, Pr.Sci.Nat., with depletions from mining done by Glenn Norton, Pr.Sci.Nat., a qualified person who is Rockwell's Mineral Resources Manager. A technical report will be filed on www.sedar.com.

Galputs Minerale Property

As part of the Durnpike Definitive Agreement (see news releases dated June 30 and November 23 2006), the Company executed an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project ("Galputs"). Pursuant to the agreement, the South African Department of Minerals and Energy had to provide final written approval to transfer of the shares of Galputs from Virgilia Investments Inc. to the Company on or before May 31, 2008. Since no written approval has been received, the provisions of the agreement are not of any force and the Company will not acquire the property.

The Company will host a telephone conference call on Wednesday, July 16 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific; 4:00 p.m. Johannesburg) to discuss these results. The conference call may be accessed by dialing (877) 397-0291, or (719) 325-4924 internationally. A live and archived audio webcast will also be available at on the Company's website at www.rockwelldiamonds.com.

The conference call will be archived for later playback until Wednesday, July 23, 2008 and can be accessed by dialing (888) 203-1112 in Canada and the United States, or (719) 457-0820 and using the passcode 9274896.

For further information, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed;forward-looking statements. Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that Rockwell expects are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information, investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and Rockwell's home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Inferred Resources
This news release uses the term "inferred resources". Rockwell Diamonds Inc advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.